

July 25, 2022

Franklin Ogele
Chief Financial Officer
Wall Street Acquisitions, Corp
4440 S. Piedras Dr., Ste 136
San Antonio, Texas 78228

> **Re: Wall Street Acquisitions, Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed May 5, 2022**
> **File No. 000-55755**

Dear Mr. Ogele:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10 - K

Corporate History and Background, page 4

1. You describe your company as a development stage company which is a phrase commonly used in financial statements in other industries. For the mining industry, a development stage company is engaged in the preparation of mineral reserves for extraction. Please modify your disclosure to state your company is in the exploration stage throughout your filing. Refer to the definitions at Item 1300 of Regulation S-K.

Mine 1 - Yellow Aster, page 13

2. We note your inclusion of indicated/unproven/estimated gross gold resources in this section and elsewhere in your filing. Please revise your resource terminology here and elsewhere in your filing. In addition, please submit the initial assessment that establishes your resources and reasonable prospects of economic extraction or remove your resource disclosure from the filing. Refer to Item 1300 and Item 1302(d)(1) of Regulation S-K.

Property Description and Ownership, page 13

3.   We note your statement your mining claim in Nye County, but your BLM Nevada mining claim data display locates your claim in Esmeralda County. Please revise your disclosure to reflect the accurate location of your mining claim.

Property Description and Ownership, page 14

4.   We note you are subject to permitting requirements of the Bureau of Land Management. Please revise your disclosure to provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of your exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(viii), (ix) and (xi) of Regulation S-K.

Exploration Plans, page 16

5.   It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points:
   •   Disclose a brief geological justification for each of the exploration projects written in non-technical language.
   •   Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
   •   If there is a phased program planned, briefly outline all phases.
   •   If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
   •   Disclose how the exploration program will be funded.
   •   Identify who will be conducting any proposed exploration work, and discuss their qualifications.

Sampling and Analysis, page 17

6.   We note you have used a Niton XL3T 980 GOLDD+ XRF device, Serial #55948 to determine the minerals present and estimate your assay values. Please discuss in detail your sampling procedures and the equipment operator's experience/certifications. In addition please discuss your QA/QC procedures in regards to equipment calibration, blank/control samples, and contamination control/prevention. Please comment on the reliability and accuracy of this device's results when compared to a traditional assay laboratory results and discuss industry standards for incorporating this information into resource/reserve estimates.

7.   We note your disclosure of sample ranges in this section and elsewhere in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:
- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results
- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."
- Eliminate statements containing grade and/or sample-width ranges.
- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
- Generally, use tables to improve readability of sample and drilling data.
- Soil samples may be disclosed as a weighted average value over an area.
- Refrain from reporting single soil sample values.
- Convert all ppb quantities to ppm quantities for disclosure.
- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Location and Access, page 22

8.   We note your statement the Fat Mules Flats property is almost entirely within the boundaries of the municipality of Tonopah, Nevada in this section and for some of your other claims elsewhere in your filing. Please describe your specific property's location and remove any generic descriptions or locations that are not applicable.

Property Description and Ownership, page 56

9.   The Google Earth map for the Fortuna claim on page 58 is located in Mineral County and is not located alongside of the Eclipse Claim in Esmeralda County as indicated by your preceding topographical map on page 57. Please correct your maps and indicate a single location for your Fortuna mining claim.

XRF Survey, page 60

10.   We note the XRF measurements for the Eclipse and Fortuna claims are identical. Please review and correct the XRF measurement information for your claims.

Management's Annual Report on Internal Control Over Financial Reporting, page 102

11.   We note you do not include Management's Annual Report on Internal Control over Financial Reporting. Since this is beyond your second annual report on Form 10-K, Instruction 1 to Item 308 of Regulation S-K requires you to provide such a report. Please amend your Form 10-K to provide management's report pursuant to Item 308(a) of Regulation S-K or explain why you do not believe a report is required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact contact Ken Schuler at 202-551-3718 or Craig Arakawa at 202-551-3650 with any mining related questions. Please contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction